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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                            Commission File Number   0-21548
                                                                   -------------
                          NOTIFICATION OF LATE FILING

 (Check One): [  ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F  [X] Form 10-Q
              [  ] Form N-SAR

For Period Ended: March 31, 1997
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[   ]    Transition Report Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]    Transition Report on Form 20-F [   ]  Transition Report on Form N-SAR
[   ]    Transition Report on Form 11-K

For the Transition Period Ended:
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   Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

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                       PART I.  REGISTRANT INFORMATION

Full name of registrant   SYNTHETIC INDUSTRIES, L.P.
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Former name if applicable

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Address of principal executive office (Street and number)

                          309 LaFayette Road
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City, State and Zip Code  Chickamauga, Georgia   30707
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                      PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]    (a)     The reasons described in reasonable detail in Part III of
         this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)     The subject annual report, semi-annual report, transition
         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)     The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


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                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Form 10-Q for the fiscal quarter ended March 31, 1997 cannot be filed within the prescribed time period due to the effects of the initial public offering of the common stock of the Registrant's subsidiary effected during the Registrant's first fiscal quarter. As a result of such offering, the Registrant is no longer the sole stockholder of such subsidiary and has significantly more complex reporting, disclosure and presentation requirements, with which the Registrant was not able to comply within the prescribed time. In particular, the Registrant requires more time to insure a fair presentation of the financial statements, and believes that the required financial information cannot be provided prior to the prescribed due date for the Form 10-Q without unreasonable effort or expense. The Registrant intends to file the Form 10-Q no later than May 20, 1997, which is the fifth calendar day following the prescribed due date of May 15, 1997.


                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

          Joseph Sinicropi           (706)  375-3121 ext. 1400
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                   (Name)           (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [ X ] Yes   [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [   ] Yes   [ X ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          SYNTHETIC INDUSTRIES L.P.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  By: SI MANAGEMENT L.P.
                                                       General Partner

                                                  By: SYNTHETIC MANAGEMENT G.P.
                                                       General Partner

                                                  By: CHILL INVESTMENTS, INC.
                                                       Managing General Partner

Date  May 16, 1997                                By: /s/ LEONARD CHILL
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                                                  Name:  Leonard Chill
                                                  Title: President




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